UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
StarTek, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
85569C107

(CUSIP Number)
CSP Alpha Holdings Parent Pte Ltd
160 Robinson Road, #10-01, SBF Center
Singapore, 068914
Attn: Sanjay Chakrabarty
Mukesh Sharda
(65) 6202-4734
with a copy to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn: Stephen M. Besen
(212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 14, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 85569C107	Page 2 of 9 Pages

(1)	Names of Reporting Persons CSP Alpha Holdings Parent Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,840,717*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,717*
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 29.9%*
(14)	Type of Reporting Person (See Instructions) CO
*          As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreements (as defined in Item 3 below), based on 16,199,122 shares of StarTek Common Stock (as defined in Item 1 below) outstanding as of March 12, 2018, as disclosed by the Issuer (as defined in Item 1 below) in its Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2018, the Reporting Persons (as defined in Item 2 below) may be deemed to have shared voting power of 4,840,717 shares of StarTek Common Stock (as defined in Item 1 below), which consist of (i) 2,914,382 shares of StarTek Common Stock beneficially owned by A. Emmet Stephenson, Jr.; (ii) 1,312,907 shares of StarTek Common Stock beneficially owned by Privet Fund Management, LLC and its affiliates; and (iii) 613,428 shares of StarTek Common Stock beneficially owned by Engine Capital L.P., and other listed persons, which, in the aggregate, is equal to approximately 29.9% of the issued and outstanding shares of StarTek Common Stock as of March 12, 2018.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.

CUSIP No. 85569C107	Page 3 of 9 Pages

(1)	Names of Reporting Persons CSP Alpha Investment LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,840,717*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,717*
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 29.9%*
(14)	Type of Reporting Person (See Instructions) PN
*          As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreements, based on 16,199,122 shares of StarTek Common Stock outstanding as of March 12, 2018, as disclosed by the Issuer in its Form 10-K filed with the SEC on March 16, 2018, the Reporting Persons may be deemed to have shared voting power of 4,840,717 shares of StarTek Common Stock, which consist of (i) 2,914,382 shares of StarTek Common Stock beneficially owned by A. Emmet Stephenson, Jr.; (ii) 1,312,907 shares of StarTek Common Stock beneficially owned by Privet Fund Management, LLC and its affiliates; and (iii) 613,428 shares of StarTek Common Stock beneficially owned by Engine Capital L.P., and other listed persons, which, in the aggregate, is equal to approximately 29.9% of the issued and outstanding shares of StarTek Common Stock as of March 12, 2018.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.

CUSIP No. 85569C107	Page 4 of 9 Pages

(1)	Names of Reporting Persons CSP Alpha GP Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,840,717*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,717*
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 29.9%*
(14)	Type of Reporting Person (See Instructions) CO
*          As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreements, based on 16,199,122 shares of StarTek Common Stock outstanding as of March 12, 2018, as disclosed by the Issuer in its Form 10-K filed with the SEC on March 16, 2018, the Reporting Persons may be deemed to have shared voting power of 4,840,717 shares of StarTek Common Stock, which consist of (i) 2,914,382 shares of StarTek Common Stock beneficially owned by A. Emmet Stephenson, Jr.; (ii) 1,312,907 shares of StarTek Common Stock beneficially owned by Privet Fund Management, LLC and its affiliates; and (iii) 613,428 shares of StarTek Common Stock beneficially owned by Engine Capital L.P., and other listed persons, which, in the aggregate, is equal to approximately 29.9% of the issued and outstanding shares of StarTek Common Stock as of March 12, 2018.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.

CUSIP No. 85569C107	Page 5 of 9 Pages

(1)	Names of Reporting Persons CSP Management Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,840,717*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,717*
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 29.9%*
(14)	Type of Reporting Person (See Instructions) CO
*          As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreements, based on 16,199,122 shares of StarTek Common Stock outstanding as of March 12, 2018, as disclosed by the Issuer in its Form 10-K filed with the SEC on March 16, 2018, the Reporting Persons may be deemed to have shared voting power of 4,840,717 shares of StarTek Common Stock, which consist of (i) 2,914,382 shares of StarTek Common Stock beneficially owned by A. Emmet Stephenson, Jr.; (ii) 1,312,907 shares of StarTek Common Stock beneficially owned by Privet Fund Management, LLC and its affiliates; and (iii) 613,428 shares of StarTek Common Stock beneficially owned by Engine Capital L.P., and other listed persons, which, in the aggregate, is equal to approximately 29.9% of the issued and outstanding shares of StarTek Common Stock as of March 12, 2018.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “StarTek Common Stock”), issued by StarTek, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 8200 E. Maplewood Ave., Suite 100, Greenwood Village, Colorado 80111.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):
(i)
CSP Alpha Holdings Parent Pte Ltd (the “Aegis Stockholder”). The Aegis Stockholder is a private limited company formed under the laws of Singapore with its principal business address at 160 Robinson Road, #10-01, SBF Center, Singapore 068914.

(ii)
CSP Alpha Investment LP (“CSP Alpha LP”).  CSP Alpha LP is a limited partnership formed under the laws of the Cayman Islands with its principal business address at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

(iii)
CSP Alpha GP Limited (“CSP Alpha GP”).  CSP Alpha GP is an exempted limited company formed under the laws of the Cayman Islands with its principal business address at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

(iv)
CSP Management Limited (“CSP Management”).  CSP Management is an exempted limited company formed under the laws of the Cayman Islands with its principal business address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands.

The Aegis Stockholder is a holding company and is wholly-owned by CSP Alpha LP.  CSP Alpha LP is a limited partnership formed to acquire Aegis (as defined below) and CSP Alpha GP is the general partner of CSP Alpha LP.  CSP Alpha GP’s principal business is to serve as the general partner for CSP Alpha LP.  CSP Alpha GP is wholly-owned by CSP Management.  CSP Management’s principal business is to serve as an investment management advisor.
Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the directors of the Reporting Persons that contains the following information with respect to each such person: (a) name, (b) business address, (c) citizenship and (d) present principal occupation.  None of the Reporting Persons have officers.
None of the Reporting Persons or the persons set forth on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On March 14, 2018, the Issuer, the Aegis Stockholder, and CSP Alpha Midco Pte Ltd, a Singapore private limited company (“Aegis”), entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which the Issuer, Aegis and the Aegis Stockholder agreed to, subject to the satisfaction or waiver of the conditions described in the Transaction Agreement, among other things: (1) the sale of all of the issued and outstanding shares of the common stock of Aegis (the “Aegis Common Stock”) by the Aegis Stockholder to the Issuer; (2) the issuance of 20,600,000 shares, subject to adjustment based on the relative net debt of Aegis and the Issuer pursuant to the Transaction Agreement, of the StarTek Common Stock in consideration of such sale; (3) the amendment of the Issuer’s Restated Certificate of Incorporation, as amended from time to time, in order to effect such issuance and the other transactions contemplated by the Transaction Agreement (the “StarTek Charter Amendment”); and (4) in addition to the transactions set forth above, the purchase of additional shares of StarTek Common Stock by the Aegis Stockholder, for $10,000,000 at a price of $12.00 per share, subject to adjustment based on the relative net debt of Aegis and the Issuer (collectively, along with all other transactions contemplated by the Transaction Agreement, the “Transactions”).

Page 6 of 9 Pages

Concurrently with the execution and delivery of the Transaction Agreement, certain stockholders holding in the aggregate approximately 29.9% of the outstanding StarTek Common Stock (the “Stockholders”) each entered into a Support Agreement with the Aegis Stockholder, dated as of March 14, 2018 (collectively, the “Support Agreements”).  The Stockholders, consisting of (1) A. Emmet Stephenson, Jr., who beneficially owns 2,914,382 shares of StarTek Common Stock, (2) Privet Fund Management, LLC, which, along with its affiliates, beneficially owns 1,312,907 shares of StarTek Common Stock and (3) Engine Capital L.P., which, along with other listed persons, beneficially owns 613,428 shares of StarTek Common Stock, agreed to, among other things, vote  the combined aggregate of 4,840,717 shares of StarTek Common Stock (which shares constitute approximately 29.9% of the issued and outstanding shares of StarTek Common Stock, based on 16,199,122 shares of StarTek Common Stock outstanding as of March 12, 2018, as disclosed by the Issuer in its Form 10-K filed with the SEC on March 16, 2018) in favor of the Transactions.
Each of the Support Agreements will terminate upon the earliest to occur of (a) the closing of the Transactions, (b) the date on which the Transaction Agreement is terminated, (c) the date that the Issuer’s board changes its recommendation with respect to the requisite stockholder approvals described above, (d) the mutual written agreement of Aegis, the Aegis Stockholder and the Stockholder or (e) the making of any material amendment or modification of the Transaction Agreement that decreases the amount or changes the form of consideration to be received by the Issuer (other than in connection with any adjustments set forth in the Transaction Agreement).
Shared voting power with respect to the shares of StarTek Common Stock owned by the Stockholders may be deemed to have been acquired by the Reporting Persons through execution of the Support Agreements.  To the best of the individual and collective knowledge of the Reporting Persons, neither the Reporting Persons nor any of the persons listed in Annex A have expended any funds in connection with the execution of the Support Agreements (other than payment of the fees of Aegis and the Aegis Stockholder’s legal counsel and other professional advisors in connection with the drafting and negotiation of such agreement).  To the best of the knowledge of the Reporting Persons, none of the Stockholders were paid consideration in connection with its execution of the Support Agreements.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.
The descriptions of the Transaction Agreement and the Support Agreements contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Transaction Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2018.  Copies of the Support Agreements are attached hereto as Exhibits 99.2, 99.3 and 99.4 and are incorporated by reference herein.
Item 4. Purpose of Transaction.
Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.
As described in Item 3 above, this Schedule 13D is being filed by the Reporting Persons in connection with the Transaction Agreement and the Support Agreements.  The purpose of each of the Transactions and the Transaction Agreement is for the Reporting Persons to acquire control of the Issuer.  The purpose of the Support Agreements is to facilitate the Transactions contemplated by the Transaction Agreement.
At the closing of the Transactions, (a) the Issuer will deliver certificates representing 21,433,333 shares of StarTek Common Stock, as adjusted based on the relative net debt of Aegis and the Issuer pursuant to the Transaction Agreement, to the Aegis Stockholder; (b) the Aegis Stockholder will deliver or procure to deliver (i) $10,000,000, or an amount as adjusted based on the relative net debt of Aegis and the Issuer pursuant to the Transaction Agreement, and (ii) stock certificates representing all of the shares of Aegis Common Stock, including all documents necessary to transfer good and valid title, to the Issuer.  As a result, Aegis will become a wholly-owned subsidiary of the Issuer and the Aegis Stockholder is expected to hold approximately 55.2% of the StarTek Common Stock on a fully-diluted basis using the treasury stock method.

Page 7 of 9 Pages

Consummation of the Transactions is subject to certain closing conditions, including, among other things, (a) approval by the stockholders of the Issuer of the issuance of shares of the StarTek Common Stock in the Transactions under the New York Stock Exchange (the “NYSE”) rules and the StarTek Charter Amendment; (b) the receipt of specified governmental approvals, including the termination or expiration of any waiting period applicable to the Transactions under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder; (c) the absence of any order, executive order, stay, decree, judgment or injunction (preliminary of permanent) or statute, rule or regulation that makes the consummation of the Transactions illegal, or otherwise prohibits the consummations of the Transactions; (d) approval of the Supplemental Listing Application with the NYSE with respect to the shares of the StarTek Common Stock to be issued to the Aegis Stockholder pursuant to the Transaction Agreement; and (e) entry by the Aegis Stockholder and the Issuer into a stockholders agreement providing for, among other things, (i) certain rights and obligations of the Aegis Stockholder and the Issuer as a result of the consummation of the Transactions; (ii) the management, operation and governance of the Issuer, and (iii) restrictions on certain activities in respect of the StarTek Common Stock, corporate governance, and other related corporate matters.
Immediately prior to the closing of the Transactions and pursuant to the Transaction Agreement, the Issuer will cause the Issuer’s board of directors to consist of (a) nine (9) members comprised of five (5) directors, including the chairman, designated by the Aegis Stockholder, (b) the Chief Executive Officer of the Issuer, and (c) three (3) independent directors; provided, however, that if the Aegis Stockholder and Aegis are able to obtain any waiver or consent of any relevant third party, the board of directors will consist of (a) seven (7) members comprised of four (4) directors, including the chairman and at least one (1) independent director, designated by the Aegis Stockholder, (b) the Chief Executive Officer of the Issuer, and (c) two (2) independent directors designated by the Issuer.
Except as set forth in this Schedule 13D and in connection with the Transactions described above, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.
(a)-(b)  Other than the shared voting power of the shares of StarTek Common Stock that may be deemed to have been acquired by the Reporting Persons in connection with the Support Agreements, the Reporting Persons have not acquired and do not beneficially own any shares of StarTek Common Stock.  None of the Reporting Persons are entitled to any rights as a stockholder of the Issuer as to the shares of StarTek Common Stock covered by the Support Agreements.  This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owners of any shares of StarTek Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of any shares of the StarTek Common Stock covered by the Support Agreements.
Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of StarTek Common Stock, have the right to acquire any shares of StarTek Common Stock, have any power to vote or direct the vote of any shares of StarTek Common Stock, or have any power to dispose or direct the disposition of any shares of StarTek Common Stock.
(c)  Except as set forth in this Item 5, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A have effected any transactions in the shares of StarTek Common Stock during the past sixty (60) days.

Page 8 of 9 Pages

(d)  To the best of the individual and collective knowledge of the Reporting Persons, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of StarTek Common Stock.
(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.
Except as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise), by and among the Reporting Persons or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of StarTek Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
Exhibit 99.1
Transaction Agreement dated as of March 14, 2018, by and among StarTek, Inc., CSP Alpha Midco Pte Ltd, and CSP Alpha Holdings Parent Pte Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by StarTek, Inc. with the SEC on March 15, 2018).

Exhibit 99.2	Support Agreement, dated as of March 14, 2018, by and among CSP Alpha Midco Pte Ltd, CSP Alpha Holdings Parent Pte Ltd. and A. Emmet Stephenson, Jr.
Exhibit 99.3	Support Agreement, dated as of March 14, 2018, by and among CSP Alpha Midco Pte Ltd, CSP Alpha Holdings Parent Pte Ltd. and Privet Fund Management LLC
Exhibit 99.4	Support Agreement, dated as of March 14, 2018, by and among CSP Alpha Midco Pte Ltd, CSP Alpha Holdings Parent Pte Ltd. and Engine Capital, L.P.
Exhibit 99.5	Joint Filing Agreement, dated as of March 23, 2018, by and among the Reporting Persons

Page 9 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: March 23, 2018	CSP ALPHA HOLDINGS PARENT PTE LTD

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA INVESTMENT LP
	By:	CSP Alpha GP Limited, its General Partner

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA GP LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP MANAGEMENT LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

ANNEX A
List of Directors of Reporting Persons
The following sets forth the name, address, principal occupation, and citizenship of each of the directors of the Reporting Persons.

Name	Principal Business Address	Principal Occupation	Citizenship
Sanjay Chakrabarty	160 Robinson Road, #10-01, SBF Center Singapore, 068914	• Director of CSP Alpha Holdings Parent Pte Ltd • Director of CSP Alpha GP Limited • Director of CSP Management Limited	United States
Mukesh Sharda	160 Robinson Road, #10-01, SBF Center Singapore, 068914	• Director of CSP Alpha Holdings Parent Pte Ltd • Director of CSP Alpha GP Limited • Director of CSP Management Limited	Singapore
Bharat Rao	160 Robinson Road, #10-01, SBF Center Singapore, 068914	• Director of CSP Alpha Holdings Parent Pte Ltd • Director of CSP Alpha GP Limited • Director of CSP Management Limited	Singapore